Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

September 4, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be, Esq.

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Video Games & Esports ETF (the “Fund”), included in Post-Effective Amendment No. 578 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The response will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
Prospectus

1.	Comment: Please provide the SEC staff with a copy of the index methodology for the Fund’s Underlying Index.
Response: A copy of the index methodology has been provided to the SEC staff under separate cover.

2.	Comment: Please include an additional investment policy noting that the Fund will invest at least 80% of its net assets in Video Games & Esports Companies.
Response: The following investment policy has been inserted into the “Principal Investment Strategies” section of the Prospectus:
The Fund will also invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investments purposes (if any), in Video Games & Esports Companies (as defined below), and in ADRs and GDRs based on such securities.

3.
Comment: In the second paragraph of the “Principal Investment Strategies” section of the Prospectus, Registrant states, “The Underlying Index is designed to provide exposure to exchange-listed companies that are positioned to benefit from increased consumption related to video games and esports, including but not limited to companies whose principal business is in video game development/publishing, video game and esports content distribution and streaming, operating/owning esports leagues/teams, and producing video game/esports hardware (collectively, “Video Games & Esports Companies”), as defined by Solactive AG, the provider of the Underlying Index ("Index Provider").” Please delete “but not limited to” or further clarify what that phrase is intended to capture.

Response: Registrant will remove “but not limited to” from the statement.

4.
Comment: A “proprietary natural language processing algorithm” is referenced in the third paragraph of the “Principal Investment Strategies” section of the Prospectus. Please add disclosure to explain, in plain English, what this is.

Response: Registrant will revise the disclosure as noted below:
In constructing the Underlying Index, the Index Provider first applies a proprietary natural language processing algorithm to the eligible universe, which screens filings, disclosures and other public information (e.g. regulatory filings, earnings transcripts, etc.) for keywords that describe the index theme, ~~seeks~~ to identify and rank companies with direct exposure to the video games and esports industry ~~based on filings, disclosures and other public information (e.g. regulatory filings, earnings transcripts, etc.)~~.

5.
Comment: In the third paragraph of the “Principal Investment Strategies” section of the Prospectus, Registrant states, “[t]o be eligible for the Underlying Index, a company is considered by the Index Provider to be a Video Games & Esports Company if the company generates at least 50% of its revenues from video games and esports activities, as determined by the Index Provider.” Explain in greater detail how the Index Provider makes this determination.

Response: In order to determine whether a company meets the 50% of revenue test described above, the Index Provider reviews publicly available financial information of the company (e.g., financial statements filed with applicable regulatory agencies). If the Index Provider cannot attribute 50% of a company’s revenue to video games and esports activities based on its review of the company’s publicly available financial information, it will not be included in the Underlying Index.

6.
Comment: Please order the principal risks disclosed in the Prospectus in order of importance rather than alphabetical order. Currently, “Risks Related to Investing in Video Games & Esports Companies” is the 27th risk disclosed in the “Summary of Principal Risks” section.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

7.
Comment: Further discuss and provide additional disclosure as appropriate, regarding the types of securities that generate the “Valuation Risk” described in the “Summary of Principal Risks” section of the Prospectus.

Response: Registrant will revise the “Valuation Risk” as noted below
Valuation Risk: The sales price the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by the Underlying Index, particularly for securities that trade in low value or volatile markets or that are valued using a fair value methodology (such as during trading halts). The value of the securities in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's Shares.
Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lisa Whittaker

Lisa Whittaker
General Counsel
Global X Management Company LLC